November 12, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4628

Re:	Hess Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed October 4, 2010
File No. 333-169009
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 4, 2010
File No. 1-01204
Dear Mr. Schwall:
          Enclosed are the responses of Hess Corporation (“Hess” or the “Company”) to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 22, 2010, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on October 4, 2010 (“Amendment No. 1”). In connection with this letter, Hess is filing today Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) reflecting the changes described herein. For your convenience, we have enclosed marked copies of Amendment No. 2 to show changes made to Amendment No. 1. For ease of reference, each comment contained in the Staff’s letter is reprinted below and is followed by our response.
Form S-4/A filed October 4, 2010
General
1.	Please provide us with copies of the “board books” or similar documentation provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by Tudor Pickering.

Mr. H. Roger Schwall
November 12, 2010

          A copy of the “board books” provided to the Board of Directors and management of American Oil & Gas Inc. (“American”) in connection with the proposed transaction, including a copy of all presentation materials prepared by Tudor, Pickering, Holt & Co. Securities Inc. (“Tudor Pickering”) and summarized under the caption “Opinion of American’s Financial Advisor” in Amendment No. 2, was provided to the Staff under separate cover on a confidential and supplemental basis. In accordance with the Commission rules, counsel for American has requested that the materials provided to the Staff be returned promptly following completion of the Staff’s review thereof. No additional “board books” were provided to the Board and management in connection with the proposed transaction.
Background of the Merger, page 28
2.	We note your response to prior comment 5 from our letter dated September 22, 2010. After the engagement with SMH Capital Inc. was terminated on May 7, 2009 after the special committee rejected Company A’s offer as inadequate, please indicate the consideration given by American to creating a special committee and/or engaging an investment banking firm to assist it in its review of the Hess offer. In this regard, during the June 22, 2010 meeting of American’s board, the board authorized management to identify and interview investment banking firms to assist the board in evaluating any potential transaction. However, there does not appear to be any further reference to these meetings nor any discussion of why no engagement was ever formed.
          Amendment No. 1 has been revised in response to the Staff’s comment. Please see attached pages 32 and 33 of Amendment No. 2.
3.	We note your response to prior comment 6 from our letter dated September 22, 2010. Please also explain when American’s full board was first notified of the discussions that its Chairman and CEO Patrick O’Brien had with Hess beginning in late summer 2009. Explain the role that the board had in the discussions with Hess, including the execution of the confidentiality agreement on February 9, 2010 and during Hess’ due diligence process. The interaction of the board in this process does not appear until Mr. O’Brien informed the board on June 8, 2010 of his conversation with Mr. Pharr that Hess’s senior management was seriously evaluating a possible merger.
          Amendment No. 1 has been revised in response to the Staff’s comment. Please see attached page 30 of Amendment No. 2.
4.	In response to prior comment 7 from our letter dated September 22, 2010, you disclose that while American was exploring the possibility of a strategic transaction with Hess, it engaged in discussions with eleven other potential strategic partners, seven of which American contacted independently. Please explain how American selected these seven

Mr. H. Roger Schwall
November 12, 2010

companies. Please also disclose the identity of the third party investment banking firm that introduced another of these eleven companies to American during this period.
          Amendment No. 1 has been revised in response to the Staff’s comment. Please see attached page 30 of Amendment No. 2.
5.	Please disclose whether Tudor Pickering had any material relationships with American or Hess during the last two years.
          Amendment No. 1 has been revised in response to the Staff’s comment. Please see attached page 33 of Amendment No. 2.
Opinion of American’s Financial Advisor, page 40
6.	You disclose on page 43 that Tudor Pickering received $1 million upon delivery of its opinion, and will receive $500,000 payable upon consummation of the merger. Please disclose why Tudor Pickering will receive the contingent compensation, considering that it was retained solely to provide an opinion to American’s board on the fairness, from a financial point of view, of the merger consideration.
          Amendment No. 1 has been revised in response to the Staff’s comment. Please see attached page 43 of Amendment No. 2.
Summary of Tudor Pickering’s Analysis, page 43
7.	Please disclose the source of the “Wall Street Research Consensus” used in the Commodity Price Assumptions.
          Amendment No. 1 has been revised in response to the Staff’s comment to disclose that Bloomberg was the source of the “Wall Street Research Consensus” used in the Commodity Price Assumptions. Please see attached page 44 of Amendment No. 2.
8.	For each of the comparable companies and comparable transactions reviewed in the analyses, please tell us whether any additional companies or transactions fit within Tudor Pickering’s criteria but were not analyzed or disclosed, and if so, why not.
          For each of the comparable companies and comparable transactions reviewed by Tudor Pickering in the Select Public Company Trading Statistics Analysis, the Select Oil-Weighted Transaction Statistics Analysis, the Selected Corporate Transaction Statistics Analysis and the Selected Transaction Premiums Analysis, Tudor Pickering was not aware of any additional companies or transactions that fit within the Tudor Pickering criteria that is described in Amendment No. 1, and no additional companies or transactions were analyzed.

Mr. H. Roger Schwall
November 12, 2010

9.	Please explain how Tudor Pickering calculated the enterprise value as used in the Select Public Company Trading Statistics Analysis.
          Amendment No. 1 has been revised in response to the Staff’s comment to explain how Tudor Pickering calculated the enterprise value as used in the Select Public Company Trading Statistics Analysis. Please see attached page 45 of Amendment No. 2.
10.	Please disclose the number and provide a description of the transactions reviewed in the Select Oil-Weighted Transaction Statistics Analysis, and disclose how you selected those included in your analysis.
          Amendment No. 1 has been revised in response to the Staff’s comment to disclose the number, and to provide a description of, the transactions reviewed in the Select Oil-Weighted Transaction Statistics Analysis. We believe the disclosure already describes how those transactions were selected to be included in that analysis and that no further disclosure is therefore required. Please see attached page 45 of Amendment No. 2.
11.	Please clarify if there is any overlap between those companies analyzed in the Select Oil-Weighted Transaction Statistics Analysis and those analyzed in the Selected Corporate Transaction Statistics Analysis.
          Amendment No. 1 has been revised in response to the Staff’s comment to disclose the extent of the overlap between those companies analyzed in the Select Oil-Weighted Transaction Statistics Analysis and the companies analyzed in the Selected Corporate Transaction Statistics Analysis. Please see attached pages 45 and 46 of Amendment No. 2.
12.	Please disclose how you selected the discount rates used in the Net Asset Valuation Analysis and the Discounted Cash Flow Analysis. In regard to the Net Asset Valuation Analysis, please also disclose the number of years of cash flow included.
          Amendment No. 1 has been revised in response to the Staff’s comment to disclose how the discount rates used in the Net Asset Valuation Analysis and the Discounted Cash Flow Analysis were selected, and to disclose the number of years of cash flow included in the Net Asset Valuation Analysis. Please see attached page 48 of Amendment No. 2.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
13.	We note your response to prior comment 2 from our letter dated September 23, 2010. Please provide an outline of your Oil Spill Response Plan for the Gulf of Mexico as approved by the BOEMRE. You also disclose your membership in certain oil spill response organizations. You disclose that in addition to owning assets in their own right,

Mr. H. Roger Schwall
November 12, 2010

these organizations maintain business relationships that provide immediate access to additional critical response support services. Please quantify and describe the owned assets, as well as the funds available to these member organizations to obtain additional critical response support services.
          In response to your comment, we have added language (shown as underlined) to the disclosure we agreed to provide in our earlier response dated October 1, 2010 to written comments of the staff. We will include this disclosure in Management’s Discussion and Analysis in our Form 10-Q for the third quarter of 2010.
          We have in place a series of asset-specific emergency response and continuity plans which detail procedures for rapid and effective emergency response and environmental mitigation activities for our global offshore operations. These plans are maintained, reviewed and updated annually to ensure their accuracy and suitability.
          Where appropriate, plans are reviewed and approved by the relevant host government authorities on a periodic basis. We have a current Oil Spill Response Plan for our Gulf of Mexico operations that has been approved by the United States Department of the Interior’s Bureau of Ocean Energy Management, Regulation and Enforcement. This Plan sets forth expectations for response training, drills and capabilities and the strategies, procedures and methods that we will employ in the event of a spill covering the following topics: spill response organization, incident command post, communications and notifications, spill detection and assessment (including worst case discharge scenarios), identification and protection of environmental resources, strategic response planning, mobilization and deployment of spill response equipment and personnel, oil and debris removal and disposal, the use of dispersants and chemical and biological agents, in-situ burning of oil, wildlife rehabilitation and documentation requirements.
          Responder training and drills are routinely held worldwide to assess and continually improve the effectiveness of our plans. Our contractors, service providers, representatives from government agencies and, where applicable, joint venture partners participate in the drills to ensure that emergency procedures are comprehensive and can be effectively implemented.
          To complement our internal capabilities, we maintain membership contracts with oil spill response organizations to provide coverage for our global drilling and production operations. These organizations are Clean Gulf Associates, National Response Corporation (“NRC”) and Oil Spill Response (“OSR”). Clean Gulf Associates is a regional spill response organization for the Gulf of Mexico; NRC and OSR are global response corporations and are available to assist us when needed anywhere in the world. In addition to owning response assets in their own right, these organizations maintain business relationships that provide immediate access to additional critical response support services if required. These owned response assets include nearly 300

Mr. H. Roger Schwall
November 12, 2010

recovery and storage vessels and barges, more than 250 skimmers, over 300,000 feet of boom, and significant quantities of dispersants and other ancillary equipment, including aircraft. If we were to request these organizations to obtain additional critical response support services, we would provide the funding for such services and seek reimbursement under our insurance coverages described below. In certain circumstances, we pursue and enter into mutual aid agreements with other companies and government cooperatives to receive and provide oil spill response equipment and personnel support. We also have representation on the Executive Committee of Clean Gulf Associates and the Board of Directors of OSR, maintaining close associations with these organizations.
          In light of the recent events in the Gulf of Mexico, we are participating in a number of industry-wide task forces that are studying better ways to assess the risk of and prevent offshore incidents, access and control blowouts in subsea environments and improve containment and recovery methods. The task forces are working closely with the oil and gas industry and international government agencies to implement improvements and increase the effectiveness of oil spill prevention, preparedness, response and recovery processes.
Oil and Gas Reserves
Sales commitments, page 7
14.	We note your response to prior comment 10 from our letter dated September 23, 2010 that you will add disclosure of committed fixed and determinable gas sales volumes. Please also revise your disclosure to include the information from this response. In this respect, your statement on page 7 that “[t]he Corporation’s United States natural gas production is expected to approximate 30% of its 2010 sales commitments under long-term contracts” could be better clarified with the information that your U.S. production is not used to supply these long-term sales commitments. You disclose in your response that in the U.S. your only long-term sales contracts are related to your energy marketing activity, for which you disclose that you primarily rely on third party purchased natural gas to supply these customers.
          We agree to revise our disclosure in future filings on Form 10-K to include the requested information from our response to prior comment 10 concerning the source of supply of natural gas to our Energy Marketing activities.
Proved Undeveloped Reserves, page 80
15.	You indicate in your response to prior comment 15 from our letter dated September 23, 2010 that your development plans have been optimized such that investments are made only when they can be economically utilized. Please clarify why such investments are not economic in periods prior to your investment. As part of your response please explain in

Mr. H. Roger Schwall
November 12, 2010

further detail how you considered each of the bullet points in Questions 131.03 of our Compliance and Disclosure Interpretations for Oil and Gas Rules, available at http://www.sec.govidivisions/corpfiniguidancetoilandgas-interp.htm.
          In our response to prior comment 15, we stated, “Typically, these types of development projects have phased capital investments to maintain required production capacity and to maximize economic returns.” This statement is not intended to mean that expected future investments associated with proved undeveloped reserves are not economic in periods prior to the investment being made. Rather the timing of investments is generally based on maintaining production capacity at an appropriate level above the maximum delivery commitments required in natural gas sales contracts or the productive capacity of the processing facilities and related infrastructure. Development of undeveloped reserves that create production capacity significantly above the maximum delivery commitments or capacity limits of processing facilities results in idle capacity and underutilized investment and therefore reduces economic returns. As a result, we choose to manage the timing of our investments in these long term multi-phased developments to improve our economic returns while meeting all project objectives.
          Supplementally, we advise there are 5 offshore projects that comprise the 145 mmboe of proved reserves at December 31, 2009 that have been classified as undeveloped for more than five years, with the JDA project representing 50% of that amount. All five projects are producing assets. A summary of the development status for each of the five projects follows:
          • Block A-18 of the Joint Development Area of Malaysia/Thailand (“JDA”) — This natural gas project in the Gulf of Thailand currently has a central processing platform and six wellhead platforms. A seventh wellhead platform is under construction and the operator plans to begin construction of two additional wellhead platforms in 2011.
          • Ujung Pangkah — This natural gas and crude oil project offshore Java, Indonesia currently has one producing offshore wellhead platform and onshore production facilities. A second wellhead platform has been installed and is currently supporting drilling operations, with first production planned for first quarter 2011. In addition, a central processing and utility platform is currently under construction and will be installed in 2011 to expand crude oil and water handling capacity.
          • Natuna A — This natural gas project offshore Sumatra, Indonesia currently has one wellhead platform, a central processing facility and FSO (floating, storage and offloading vessel). The operator is constructing a second wellhead platform and a separate central processing platform which will be in service in 2011. Additional wellhead platforms and subsea well tie-backs are in the field development plan.
          • Snohvit — This LNG project currently has processing and liquefaction facilities on Melkoya Island, offshore Norway, with subsea wells tied-back to the facilities. Future development will continue to maintain available production capacity to meet contracted gas sales volumes.

Mr. H. Roger Schwall
November 12, 2010

          • Azeri-Chirag-Guneshli (“ACG”) — This crude oil project offshore Azerbaijan in the Caspian Sea has seven operational platforms that have been completed over multiple phases of development. The operator began construction of another production platform in 2010.
          In the determination of proved undeveloped reserves at December 31, 2009, we considered the guidance in Question 131.03 of the SEC’s Compliance and Disclosure Interpretations for Oil and Gas Rules. Based on our review of the factors to consider in determining whether or not circumstances justify recognizing reserves even though development may extend past five years, we determined recognition of proved undeveloped reserves was appropriate and in accordance with SEC guidelines. Specific comments on each factor in the guidance follows:
          • We assessed the level of ongoing development activities for each project. In each case, development of the field was progressing according to plan as described above. There were no circumstances similar to the example in the illustrative guidance which refers to drilling only the minimum number of wells necessary to maintain the lease.
          • We also considered the company’s historical record of completing development of comparable long-term projects and did not identify circumstances in which we carried material proved undeveloped reserves in excess of five years that were not developed.
          • Each project that has proved undeveloped reserves in excess of five years at December 31, 2009 is a producing asset. In addition, each multi-phase development is progressing according to plan and there has not been a significant period of time without development activities on each of these projects.
          • The extent to which the company has followed a previously adopted development plan was also evaluated. We have not changed development plans in a manner that resulted in material proved undeveloped reserves in excess of five years not being developed.
          • We also evaluated delays in developments caused by external and internal factors. For the most part, any delays on the referenced projects were minor and caused by external factors.
          We believe the proved undeveloped reserves disclosed in our 2009 Form 10-K are in accordance with SEC regulations and were properly evaluated in accordance with the SEC’s Compliance and Disclosure Interpretations for Oil and Gas Rules. As stated in our previous response, we will continue to evaluate the amount of detail that should be disclosed to explain the nature, status and planned future activities associated with major projects with proved undeveloped reserves.

Mr. H. Roger Schwall
November 12, 2010

Certain Relationships and Related Transactions, and Director Independence, page 87 (as incorporated by reference from your Definitive Proxy Statement filed on May 5, 2010)
16.	We note your proposed disclosure in response to prior comment 16 from our letter dated September 23, 2010. However, please explain your reference to the “independence standards” of the New York Stock Exchange, and how this relates to your review of related party transactions. For instance, clarify if only independent directors or disinterested directors evaluate related party transactions. Further, clarify the earlier statement in your response that you do not have a pre-existing set of standards to review any transaction which may be required to be disclosed under Item 404 Regulation S-K, other than applicable New York Stock Exchange listing standards. In this regard, we note Rule 314.00 of the NYSE Listed Company Manual, which at a minimum, prescribes that following a review of a related party transaction, the company should determine whether or not a particular relationship serves the best interest of the company and its shareholders and whether the relationship should be continued or eliminated. If your determinations comply at a minimum to such standard, please provide as such in your disclosure, or otherwise describe what factors the relevant directors consider in their determination.
          In the first paragraph of our prior response, we advised that “we do not have a pre-existing set of standards to review any transaction which may be required to be disclosed under Item 404 of Regulation S-K, other than applicable New York Stock Exchange listing standards.” (emphasis added) The reference to listing standards, rather than independence standards, should have been repeated in the disclosure that we suggested for future filings. Supplementally, we advise that a related party transaction as to which the general counsel advises the audit committee would be evaluated only by disinterested members of the audit committee. We also confirm that our evaluation of a related party transaction would comply with Rule 314 of the NYSE Listed Company Manual. Accordingly, in future annual proxy filings, we will amend the existing final sentence and add a new final sentence under the caption “Related Party Transactions” in our definitive proxy statement as follows:
          “If the general counsel determines the transaction poses a conflict of interest, or would compromise the independence of a non-management director, the general counsel will advise the audit committee of the transaction and the disinterested members of the audit committee will determine whether the transaction serves the best interest of the company and its stockholders and whether if proposed, it may proceed and if existing, it may continue to exist. The general counsel and the disinterested members of the audit committee will determine the appropriate scope of and process for the review of any such transaction based on the then existing facts and circumstances of the transaction in view of applicable listing standards of the New York Stock Exchange.”

Mr. H. Roger Schwall
November 12, 2010

Part IV. Exhibits
Exhibits 99.1
17.	You disclose in response to prior comments 17 and 18 from our letter dated September 23, 2010 that you will file an amended report as an exhibit to a Current Report on Form 8-K. However, please note that you must file this report via EDGAR on an amended Form 10-K for the fiscal year ended December 31, 2009. Please refer to Exchange Act Rule 12b-15.
          In response to your comment, we will file the amended report of DeGolyer and MacNaughton as an exhibit to an amended Form 10-K for the fiscal year ended December 31, 2009.
* * *
          Hess believes the foregoing is responsive to the Staff’s comments and hopes that we have resolved these comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.
          Hess hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) Hess may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding Amendment No. 2 or the foregoing responses or if any additional information is needed, please call Kevin Keogh or Barry Schachter at White & Case LLP at (212) 819-8227 or (212) 819-8360, respectively.

Sincerely,
/s/ Timothy B. Goodell

Timothy B. Goodell
Senior Vice President and General Counsel

cc:	Kevin Dougherty, Division of Corporation Finance Kevin Keogh, Greg Pryor, Barry Schachter, White & Case LLP